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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________
                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)
                                   MFRI, INC.
                       (Name of Subject Company (Issuer))
                                 ______________
                                   MFRI, INC.
                        (Name of Filing Person (Offeror))
                                 ______________
        Options Under MFRI, Inc.'s 1989 Stock Option Plan (as amended),
             1993 Stock Option Plan, 1994 Stock Option Plan and 1990
               Independent Directors Stock Option Plan to Purchase
                 Common Stock, Par Value $.01 Per Share, Held by
                             Certain Option Holders
                         (Title of Class of Securities)
                                 ______________
                                   552721 10 2
                (CUSIP Number of Underlying Class of Securities)
                                 ______________
                                   Copies to:

Mr. David Unger                            Hal M. Brown, Esq.
Chairman of the Board of Directors         Piper Marbury Rudnick & Wolfe
MFRI, Inc.                                 203 North LaSalle Street, Suite 1800
7720 Lehigh Avenue                         Chicago, Illinois  60601-1293
Niles, Illinois  60714                     (312) 368-4012
(847) 966-1000                             (312) 236-7516 (telecopier)

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                 ______________
                            CALCULATION OF FILING FEE
===============================================================================
       Transaction Valuation*                    Amount of Filing Fee
-------------------------------------------------------------------------------
           $495,546.02                                 $99.11
===============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 798,950 shares of common stock of MFRI, Inc. having an aggregate value of $495,546.02 as of May 10, 2001 will be exchanged and/or canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:         $99.11
Form or Registration No.:       5-43197
Filing party:                   MFRI, Inc.
Date filed:                     May 25, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[  ]   third party tender offer subject to Rule 14d-1.
[x]    issuer tender offer subject to Rule 13e-4.
[  ]   going-private transaction subject to Rule 13e-3.
[  ]   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]
-------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

     This Amendment No.4 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2001, as amended to date (the "Schedule TO"), reports the results of our offer to exchange options to purchase shares of our common stock, par value $.01 per share, held by employees, including officers, and directors, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance, pursuant to the MFRI 2001 Stock Option Exchange Plan and upon the terms and subject to the conditions in the Offer to Exchange dated May 25, 2001 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange"), the related form of letter to eligible option holders attached hereto as Exhibit (a)(1)(B) (the "Letter") and the form of letter to eligible option holders disclosing certain amendments and supplements to the Offer to Exchange attached hereto as Exhibit (a)(1)(C) (the "Supplemental Letter").

     The information in the Offer to Exchange, the Letter and the Supplemental Letter is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 4. Terms of the Transaction

     The offer expired at 5:00 p.m., Niles, Illinois, time on June 26, 2001. Pursuant to the terms of the offer, MFRI, Inc. accepted and canceled options to purchase 728,800 shares of MFRI, Inc. common stock in exchange for the right of such tendering option holders to receive new options upon the terms and subject to the conditions of the offer.

Item 12. Exhibits

(a)(1)(A)       Offer to Exchange dated May 25, 2001.*

(a)(1)(B)       Form of Letter to Eligible Option Holders Regarding Offer.*

(a)(1)(C)       Form of Supplemental Letter to Eligible Option Holders.*

(a)(1)(D)       Form of Acceptance Letter.*

(a)(5) MFRI, Inc. Annual Report on Form 10-K for the fiscal year ended January 31, 2001, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(b)             Not applicable.

(d)(1)          MFRI, Inc. 1993 Stock Option Plan.*

(d)(2) Form of Option Agreement pursuant to the MFRI, Inc. 1993 Stock Option Plan.*

(d)(3)          MFRI, Inc. 1994 Stock Option Plan.*

(d)(4) Form of Option Agreement pursuant to the MFRI, Inc. 1994 Stock Option Plan.*

(d)(5)          MFRI, Inc. 2001 Independent Directors Stock Option Plan.*

(d)(6) Form of Option Agreement pursuant to the MFRI, Inc. 2001 Independent Director Stock Option Plan.*

(g)             Not applicable.

(h)             Not applicable.
________________________
*Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                            MFRI, Inc.



                                            /s/ David Unger
                                            David Unger
                                            Chairman of the Board of Directors


Date:    June 27, 2001




                                INDEX TO EXHIBITS


Exhibit            Description
Number
-------------    --------------------------------------------------------------

(a)(1)(A)        Offer to Exchange dated May 25, 2001.*

(a)(1)(B)        Form of Letter to Eligible Option Holders Regarding Offer.*

(a)(1)(C)        Form of Supplemental Letter to Eligible Option Holders.*

(a)(1)(D)        Form of Acceptance Letter.*

(a)(5) MFRI, Inc. Annual Report on Form 10-K for the fiscal year ended January 31, 2001, filed with the Securities and Exchange Commission on May 1, 2001 and incorporated herein by reference.

(d)(1)           MFRI, Inc. 1993 Stock Option Plan.*

(d)(2) Form of Option Agreement pursuant to the MFRI, Inc. 1993 Stock Option Plan.*

(d)(3)           MFRI, Inc. 1994 Stock Option Plan.*

(d)(4) Form of Option Agreement pursuant to the MFRI, Inc. 1994 Stock Option Plan.*

(d)(5)           MFRI, Inc. 2001 Independent Directors Stock Option Plan.*

(d)(6) Form of Option Agreement pursuant to the MFRI, Inc. 2001 Independent Director Stock Option Plan.*

________________________

*Previously filed.